

June 27, 2022

John Noble Harris
Chief Executive Officer
Blackstar Enterprise Group, Inc.
4450 Arapahoe Ave., Suite 100
Boulder, CO 80303

      Re: Blackstar Enterprise Group, Inc.
          Amendment No. 3 to
          Registration Statement on Form S-1
          Filed June 7, 2022
          File No. 333-257978

Dear Mr. Harris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2022 letter.

Amendment to Form S-1 filed June 7, 2022

General

1.   Refer to your response to comment 6. Please revise throughout to clarify what you mean by "digital shares." To the extent you mean DTCC eligible book-entry securities, so state and disclose that these "digital shares" are the typical way securities are held and traded. Additionally, please clearly state the functionality and benefit you expect to derive from expanding your business into the blockchain. To the extent you are not "tokenizing" securities but instead are using DLT to record transactions, so state and explain that this essentially "back office" functionality.

Prospectus Summary
History, page 3

2. Refer to your responses to comments 3, 4, 5, and 6. Please revise the summary to accurately convey the current stage of development and to make clear that your blockchain-based trading platforms are aspirational. In this regard, it is not appropriate to give undue prominence to the platforms in the subsection styled "definitions."

Item 9.
Description of Securities, page 24

3. Refer to your responses to comments 3 and 4. To the extent that common stock sold in this offering will be held as or converted into "digital securities" please consistently state this in the prospectus and describe the mechanics of electing to receive BlackStar Digital Equity or transferring paper certificates to BlackStar Digital Equity. To the extent that you continue to reference digital securities or Digital Equity in the prospectus, please provide a materially complete description of these securities.

4. Refer to your response to comment 5. Your response is conclusory. Please provide a legal analysis with citation to applicable authority as to why the issuance of BlackStar Digital Equity will not represent the issuance of a security different from the certificated-paper common stock and an explanation of why a single class of securities may be held in different forms under applicable state law. Address in your analysis your response to comment 7 and disclosure on pages 34-35 that noteholders may elect to convert into paper certificates or "digital form," holders of paper certificates may not be able to effect transfers on your proposed platform, and there are prohibitions that apply to digital shares traded in the proposed platform that do not apply to paper certificates.

BlackStar Digital Trading Platform, page 30

5. Refer to your response to comment 8. Please provide your legal analysis that the contractual agreements with a registered broker-dealer or ATS would be sufficient to not require the platform to register as an exchange or ATS. Additionally, revise the prospectus to clarify the nature of the arrangements with a registered broker-dealer or ATS. We note numerous references to partnering.

Current Business, page 31

6. Refer to your response to comment 10. Please revise throughout to clearly state that CEMC is not operational and that this proposed line of business is aspirational. Discuss anticipated time frames and key milestones for the development of the CEMC line of business. If this information has not been determined, discuss the factors you will consider in evaluating whether to further develop CEMC.

<u>Electronic Fungible Shares, page 34</u>

7.   Refer to your response to comment 7. Please disclose the basis for your beliefs regarding BlackStar Digital Equity and its compatibility with the DWAC system and DTCC processes.

<u>Regulatory Challenges, page 37</u>

8.   Refer to your response to comment 9. Please revise this section by discussing existing applicable regulatory regimes and, in a separate subsection, prospective regulations and regulatory challenges. Please address the anticipated time frame for seeking any necessary approvals and the expected duration of the respective approval process.

<u>Exhibits</u>

9.   Please refile the legal opinion as Exhibit 5 and revise the opinion to speak as of the effective date of the registration statement rather than referencing a specific amendment.

     Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Christen Lambert